UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, April 2023

Commission File Number 001-35722

TAOPING INC.

(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building

Zhuzilin, Futian District

Shenzhen, Guangdong 518040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2023	TAOPING INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated April 25, 2023.